SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940 EXEMPTING

M.D.C. HOLDINGS, INC. FROM ALL PROVISIONS OF THE ACT

M.D.C. HOLDINGS, INC.

File No. 812-

Please direct all communications concerning this Application to:

Christopher M. Anderson

Senior Vice President and Chief Financial Officer

4350 S. Monaco Street

Denver, CO 80237

303-804-7714

With copies to:

Michael Touff

Senior Vice President and General Counsel

4350 S. Monaco Street

Denver, CO 80237

303-804-7716

Christopher S. Petito, Esq.

Dewey & LeBoeuf, LLP

1101 New York Avenue, NW

Washington D.C. 20005

202-346-8783

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

	)	APPLICATION FOR AN ORDER
In the Matter of	)	PURSUANT TO SECTION 6(c) OF
	)	THE INVESTMENT COMPANY ACT
M.D.C. Holdings, Inc.	)	EXEMPTING M.D.C. HOLDINGS, INC.
4350 S. Monaco Street	)	FROM ALL PROVISIONS OF THE ACT
Denver, Colorado 80257)
)
File No. 812-)
)

I.	SUMMARY OF RELIEF REQUESTED

M.D.C. Holdings, Inc. (“MDC” or “Company” or “Applicant”), a Delaware corporation, hereby applies for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), declaring, subject to the conditions stated herein, that MDC is exempt from all provisions of the Act until the earlier of one year from the date the requested order is issued or the date Applicant no longer may be deemed to be an investment company, on the basis that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

MDC is one of the largest homebuilders in the United States. Its wholly-owned Richmond American Homes (“RAH”) subsidiaries have homebuilding operations across the country, including Colorado, Salt Lake City, Las Vegas, Phoenix, Tucson, California, Northern Virginia, Maryland, Philadelphia/Delaware Valley and Jacksonville. Since 1972, MDC’s subsidiaries have built more than 150,000 homes. MDC’s wholly-owned subsidiaries also provide mortgage financing, insurance and title services, primarily for RAH homebuyers, through HomeAmerican Mortgage Corporation, American Home Insurance Agency, Inc. and American Home Title and Escrow, Inc., respectively. MDC’s common stock is traded on the New York Stock Exchange (NYSE) under the symbol “MDC”.

It is MDC’s position that it is not an investment company pursuant to Section 3(b)(1) of the Act, because it is primarily engaged, through its wholly-owned subsidiaries, in the homebuilding business. Due to the severe downturn in the homebuilding business in the past two to three years and the pronounced decline in the demand for new homes, MDC has not reinvested its cash flow in real estate or work in process (WIP), instead temporarily holding it in cash and cash equivalents. MDC believes it would be in the best interests of its shareholders temporarily to invest a portion of its cash predominately in fixed income securities and in mutual funds, trusts and similar investment vehicles that invest predominately in fixed income securities, to earn a higher return than is currently available on cash equivalents until the housing market revives and MDC can prudently deploy its cash into the purchase of additional real estate for the construction of new homes. Accordingly, MDC is filing this Application pursuant to Section 6(c) of the Act, permitting it, subject to the conditions stated herein, to make such investments without being deemed an “investment company” and exempting it from regulation under the Act.

Because no form has been specifically prescribed for this application, MDC proceeds under Rule 0-2 of the General Rules and Regulations of the Commission under the Act and pursuant to Release No. IC-14492, dated April 30, 1985.

II.	STATEMENT OF FACTS

A.	Overview of MDC’s Business and Operations

MDC was founded in 1972 with only $50,000 in capital and conducted its initial public offering that year. As of December 15, 2009, MDC had a market capitalization of approximately $1.4 billion dollars, making it one of the largest public homebuilders in the country. MDC is headquartered in Denver, Colorado, and its subsidiaries conduct operations in eleven states across the country. MDC’s balance sheet as of the end of the 2009 third quarter included more than $2.3 billion in total assets on a consolidated basis.

MDC has two primary operations, homebuilding and financial services. Our homebuilding operations consist of wholly-owned subsidiary companies that generally purchase finished lots or lots requiring minimal land development for the construction and sale of single family detached homes to first-time and first-time move-up homebuyers under the name “Richmond American Homes.” Our homebuilding operations are comprised of many homebuilding subdivisions that we consider to be our operating segments. Homebuilding subdivisions in a given market are aggregated into reportable segments as follows: (1) West (Arizona, California and Nevada); (2) Mountain (Colorado and Utah); (3) East (Maryland, Virginia, which includes Virginia and West Virginia, and Delaware Valley, which includes Pennsylvania, Delaware and New Jersey); and (4) Other Homebuilding (Florida and Illinois, although we began our exit of the Illinois market during the 2008 third quarter).

Our Financial Services and Other segment consists of HomeAmerican Mortgage Corporation (“HomeAmerican”), which originates mortgage loans primarily for our homebuyers, American Home Insurance Agency, Inc. (“American Home Insurance”), which offers third-party insurance products to our homebuyers, and American Home Title and Escrow Company (“American Home Title”), which provides title agency services to the Company and our homebuyers in Colorado, Florida, Maryland, Nevada, Virginia and West Virginia. This segment also includes Allegiant Insurance Company, Inc., A Risk Retention Group (“Allegiant”),1 which provides to its customers, namely, certain of our RAH homebuilding subsidiaries and subcontractors of the homebuilding subsidiaries, general liability coverage for construction work associated with closed homes, and StarAmerican Insurance Ltd. (“StarAmerican”), a captive insurance company domiciled in Hawaii which is a wholly-owned subsidiary of MDC that reinsures certain Allegiant claims.

The homebuilding industry historically has been cyclical due to fluctuations in the demand for new housing, due in part to changes in national and regional economic conditions, including employment levels and the availability of affordable mortgage financing. These business cycles affect customers’ home buying decisions and MDC’s net sales, gross margins on homebuilding and results of operations.

As one of the country’s largest homebuilders based on market capitalization, and with homebuilding operations in eleven states, MDC requires substantial capital to fund its business. As set forth in more detail below, we use our liquidity and capital resources to (1) support our operations, including the purchase of land, land development and construction of homes; (2) provide working capital; and (3) provide mortgage loans for our homebuyers.

[1]

With the exception of Allegiant, which is a majority-owned captive insurance company, all of MDC's subsidiaries are wholly-owned. The insureds of a risk retention group (“RRG”) are required to be equity holders in the RRG and, accordingly, various RAH subcontractors are shareholders in Allegiant.

B.	MDC’s Business is Capital Intensive and Requires Significant Cash Outlays

With its subsidiaries conducting homebuilding and mortgage lending operations in eleven states across the country, MDC requires substantial capital to fund its business.

Set forth below is selected key data for MDC’s last five completed fiscal years:

BALANCE SHEET DATA

(in thousands)

	December 31
	2008	2007	2006	2005	2004
Housing completed or under construction	$415,500	$902,221	$1,178,671	$1,320,106	$887,002
Land and land under development	$221,822	$554,336	$1,575,158	$1,677,948	$1,129,266
Total Inventory	$637,322	$1,456,557	$2,753,829	$2,998,054	$2,016,268
Cash and cash equivalents	$1,304,728	$1,004,763	$507,947	$214,531	$400,959

CASH FLOW DATA

(in thousands)

	Year Ended December 31
	2008	2007	2006	2005	2004
Cash provided from (used in) inventory*
Housing completed or under construction	$404,079	$106,558	$116,396	$(433,104)	$(117,240)
Land and land under development	$134,623	$426,535	$19,535	$(548,682)	$(343,725)
Total	$538,702	$533,093	$135,931	$(981,786)	$(460,965)
Assets impairments	$298,155	$726,621	$112,027	—	—

*	Amounts represent the components of cash provided by (used in) operating activities as set forth in the Company’s Consolidated Statements of Cash Flow in its Annual Report on Form 10-K.

OPERATING DATA

	Year Ended December 31
	2008	2007	2006	2005	2004
Total Homes Closed (units)	4,488	8,195	13,123	15,307	13,876

As the foregoing data shows, prior to the economic downturn that began in 2006, MDC intensively employed capital in land and WIP for its homebuilding business. In 2004, MDC used $460 million in cash for the purchase of housing completed or under construction and in land and land under development, resulting in those assets totaling over $2 billion. In 2005, MDC used almost a billion dollars in those asset categories, resulting in those assets totaling $3 billion – a 50% increase in just one year.

However, with the start of the economic downturn in 2006, two things occurred. First, given the significantly decreased demand for homes, MDC no longer had a net use of cash in housing completed or under construction or in land and land under development, but rather realized positive cash flow from these inventory asset categories. This resulted in a marked increase in MDC’s cash and cash equivalents, from $214,531 in 2005 to over $1.3 billion at the end of 2008 and over $1.4 billion at the end of the 2009 third quarter. In essence, the inventory asset categories were being liquidated to cash.

Second, with the economic downturn, beginning in the 2006 third quarter and continuing into the 2009 third quarter, MDC began to incur impairments of its inventory assets. In conjunction with the liquidation occurring in the housing completed or under construction and land and land under development asset categories, primarily through the sale and closing of homes, and in some circumstances, through the sale and closing of land sales, these impairments served to further reduce the inventory asset categories from approximately $3 billion in 2005 to approximately $500 million at the end of the 2009 third quarter. This resulted in MDC’s increasing cash and cash equivalent asset being even greater when compared as a percentage of the greatly reduced housing completed or under construction and land and land under development asset categories.

Despite the economic downturn, MDC needs to preserve its cash for an eventual market upturn, when MDC will need once again to employ significant cash outlays for the purchase of land and construction of homes, as its ultimate long-term goal is to increase its home closing levels in future reporting periods. As the housing market recovers, MDC could need to deploy significant amounts rapidly into its homebuilding activities. As shown above, in 2005 MDC used almost $1 billion for land acquisition and increased home inventory. While this occurred at the height of the real estate market, it would not be unreasonable to expect that in a recovering market MDC would need to expend $400-$500 million per year to rebuild its land holdings and inventory of housing under construction and completed pending sale. Of course, the amounts needed and the timing of those expenditures will depend on the timing and extent of the housing recovery.

C.	The Homebuilding Industry is Cyclical

In addition to being a capital intensive industry, homebuilding is subject to business cycles, the timing, length and volatility of which are difficult to predict. The following table illustrates the cyclical nature of the homebuilding industry:

Houses Sold — United States

Annual Data

Number of housing units in thousands

Sold during period

Not seasonally adjusted

Year	United States	Unit Change	Percent Change
1975	549	30	6%
1976	646	97	18%
1977	819	173	27%
1978	817	-2	0%
1979	709	-108	-13%
1980	545	-164	-23%
1981	436	-109	-20%
1982	412	-24	-6%
1983	623	211	51%
1984	639	16	3%
1985	688	49	8%
1986	750	62	9%
1987	671	-79	-11%
1988	676	5	1%
1989	650	-26	-4%
1990	534	-116	-18%
1991	509	-25	-5%
1992	610	101	20%
1993	666	56	9%
1994	670	4	1%
1995	667	-3	0%
1996	757	90	13%
1997	804	47	6%
1998	886	82	10%
1999	880	-6	-1%
2000	877	-3	0%
2001	908	31	4%
2002	973	65	7%
2003	1,086	113	12%
2004	1,203	117	11%
2005	1,283	80	7%
2006	1,051	-232	-18%
2007	776	-275	-26%
2008	485	-291	-38%

Source:	U.S. Census Bureau
Note:	Estimates prior to 1999 include an upward adjustment of 3.3 percent made to account for houses sold in permit-issuing areas that will never have a permit authorization.

The severe industry downturn that began in 2006 and continues to date resulted in the conversion of much of MDC’s inventories to cash, in that additional land was not being purchased, while MDC’s existing inventories were being completed and the finished homes sold and other inventories were sold as is. At the same time, MDC’s remaining inventories were being impaired. As a result, MDC’s holdings of investment securities, stated as a percentage of total assets, increased relative to its declining total assets.

Similarly, the economic downturn resulted in an increase in the proportion of MDC’s revenue derived from cash, cash equivalents and marketable securities, relative to its operational revenue. The economic downturn also significantly reduced MDC’s level of returns from government securities and cash items, providing an impetus to acquire other higher-yielding securities as a matter of prudent financial management.

Thus, the cyclical nature of the industry has played a major role in the recent changes in the ratio of MDC’s value of investment securities relative to its total assets on an unconsolidated basis.

D.	MDC’s Cash and Liquidity Management Practices Enable It to More Effectively Manage Its Homebuilding and Financial Services Operations During Turbulent Times.

As noted above, MDC’s business is subject to seasonal, monthly and general business cycle factors that affect capital requirements. During periods of strong housing demand, the lead time for entitling, developing and holding land suitable for home construction generally will lengthen. Coupled with a greater number of homes likely to be in WIP inventory, the need for capital can quickly rise. Since the start of the decade, MDC experienced this phenomenon, as total assets (on a consolidated basis) rose from $877 million at December 31, 1999, peaking on June 30, 2006 at $3,957 million.

To meet its capital needs throughout this period, the Company grew its equity, expanded its bank lines of credit and, between 2002 and 2005, on four separate occasions accessed the public debt markets for ten year maturity issues, raising an aggregate of $1 billion. The weighted average coupon for this public debt (the “MDC Notes”) was, and remains, 5.66%. During this period, MDC received an investment grade credit rating from each of the three major credit rating agencies. (As of this date, MDC is one of only two public homebuilding companies that retain an investment grade rating from all three agencies.)

By the middle of 2006, the housing market began to cool. MDC’s conservative land acquisition and development policies, under which MDC had sought to maintain only a two-year supply of land, overseen by its senior management and its Asset Management Committee, had positioned MDC to reduce its inventories at a measured pace, such that it could monetize assets during a slowdown and maintain its modest net leverage position. MDC’s total revenue (on a consolidated basis), which peaked in 2005 at $4,880 million, declined by seventy percent to $1,458 million for 2008. As its cash, cash equivalents and marketable securities portfolio grew, MDC earned an effective yield of approximately 4.7% and 5.1%, during 2007 and 2006 respectively, for its conservative short term investments. These yields were only modestly below the weighted average rate (5.66%) that MDC was paying for its fixed rate debt.

However, during 2008, the growing cash and investments portfolio’s yield averaged approximately 1.4%. The precipitous decline in housing prices across the United States, coupled with the battering of the financial markets, drove yields on high grade short term securities to record lows. In 2009, MDC’s current yields have been averaging below 0.5%, while our cash, cash equivalents and marketable securities aggregate approximately $1.6 billion. At September 30, 2009, MDC’s consolidated total assets, excluding cash, cash equivalents, and marketable securities were $718.2 million, while consolidated total assets were $2,320.5 million. Therefore, in order to comply with the 40% test under Section 3(a)(1)(C) of the Act, much of MDC’s assets are being held in short term, minimal yielding cash equivalents and U.S. government securities. Although MDC prudently monetized land and housing related assets, resulting in one of the strongest balance sheets in the homebuilding industry, it is penalized under the investment restrictions of the Act, as compared to its peers, who are able to invest a larger percentage of their total assets in investment securities without violating the 40% test, notwithstanding that they find themselves in greater financial distress because they are more highly leveraged than MDC and a larger proportion of their assets are illiquid, impaired hard assets.

E.	Alternatives, Including Additional Investments in Cash Items and Government Securities May Not Be in the Interests of Stockholders

MDC has considered three principal alternatives to seeking the requested relief: (i) substantial investment in land and other hard assets before a housing recovery is underway; (ii) repayment of the MDC Notes; and (iii) continued allocation of a substantial portion of its assets in low yielding cash and cash equivalents. MDC believes that implementing these alternatives currently would either be impractical or not in the best interest of its shareholders.

As to the first alternative, MDC decided two years ago that the prudent course would be to reduce its inventory of land and housing to reduce its exposure to a downturn in the housing markets, which in fact occurred. While MDC currently is looking for possible land purchases, it has not to date found opportunities attractive enough to warrant a substantial commitment from its cash assets. MDC believes that its land acquisition strategy should be determined on the economic merits, and not by the requirements of the 40% percent test. According, MDC believes it would be preferable to seek the requested relief, so it can defer significant land purchases to a more propitious time while seeking temporary investment of its liquid assets on higher yielding terms than are available without the requested relief.

As to the second option, MDC’s current view is that repayment of the MDC Notes in whole or in part, would greatly reduce MDC’s liquidity. MDC expects to need liquidity in the future to increase its home building activities upon a recovery in the real estate markets. If MDC were to repay some or all of the MDC Notes now,2 so as to reduce the outstanding balance, it has no assurance that in the future, when it hopes to need liquidity to fund homebuilding, it would be able to issue notes at the same or more favorable terms or access the capital market at all. This would not be in the best interest of MDC’s shareholders.

[2]

MDC might consider refinancing some or all of the MDC Notes if it were able to obtain favorable interest rates or extend maturities. However, a refinance would not affect the 1940 Act analysis. As the redemption of those notes and the issuance of an equal amount of other notes would not, all by itself, affect MDC’s total assets or the composition of its assets.

As to the third option, retention of MDC’s liquid assets in government and cash items would lock MDC into net losses until its homebuilding activities can increase. The yield on government securities and cash items is significantly less than the weighted average yield currently being paid by MDC on the MDC Notes. If MDC cannot allocate a portion of its cash reserves into higher yielding, but nevertheless quality investments, MDC would be unable to benefit its shareholders by reducing this deficit. Such lower returns could be viewed as a poor use of corporate assets and not in the best interests of MDC’s shareholders.

MDC has an obligation to its stockholders to seek to earn the highest yield on its cash assets consistent with the preservation of their value. As noted above, MDC’s current yields on its Government securities and money market funds (which do not count as “investment securities” for purposes of the 40% test) have been averaging below 0.5%, while the weighted average coupon on the MDC Notes remains at 5.66%. This negative differential, unless addressed, will leach away MDC’s capital.

MDC is aware of predominantly fixed income and other quality investments, into which MDC’s cash could be invested prudently, that would increase MDC’s yield consistent with preservation of value. However, those securities count as “investment securities,” for purposes of the 40% test. Significant investment in those securities could cause MDC to exceed the 40% test.

It is not in the interest of MDC’s stockholders to maintain its cash with only a minimal yield when prudent investments are available that would provide a markedly better return. MDC should be permitted to make Qualified Investments (as defined below) to enable it better to protect its capital, while awaiting the redeployment of its cash back into real estate and homes under construction.

F.	MDC’s Plans to Deploy Its Assets into Building New Homes

MDC currently is focusing on strengthening its homebuilding operations both to weather the current downturn and to position it to expand its homebuilding activities when it perceives that the demand for new housing is recovering. As stated in MDC’s most recent Form 10-Q, for the third quarter ending September 30, 2009:

Recognizing the challenges presented by the sustained downturn in the homebuilding and mortgage lending businesses, during the first nine months of 2009, our management focused on the following:

•	Strengthening our sales and marketing organization with training, new hires and special sales promotions, in an effort to improve sales velocity;

•	Continuing to evaluate potential opportunities to purchase land either through lot option contracts, bulk purchases or other viable means;

•

Managing our inventory levels by selling finished spec and model homes and deploying capital to build limited supplies of new, more affordable inventory with the requirement that the construction of these homes stops at drywall.

•	Focusing on re-designing our home floor plans in an effort to produce housing that is smaller and more affordable to the customer and more cost-effective for the Company to build;

•

Continuing to execute on our Company-wide multi-year initiative focused on streamlining our processes and business practices for increased efficiency and to seek standardized business practices nationwide; and

•

Closely monitoring our general and administrative expenses and sales and marketing expenses, which resulted in continued declines in our general and administrative expenses during the three and nine months ended September 30, 2009.

On the fiscal side, MDC plans to manage its cash and investments so that it will be ready to redeploy its cash back into homebuilding assets when it perceives the demand for new housing is recovering. For example, MDC may place portions of its cash into Qualified Investments with maturities (defined below) of one to four years and maintaining the bulk of its remaining reserves in cash deposits, Government securities and money market funds.3 Thus, MDC will be assured of sufficient liquidity to enable it to re-invest in homebuilding assets as the homebuilding market recovers. MDC has reviewed many scenarios for coordination of the investment activities permitted under the requested relief and the resumption of its homebuilding activities. Those scenarios indicate that MDC could make a substantial investment in “investment securities” and still return to compliance with the 40% test within a year, if its deployment of resources into homebuilding activities upon recovery of the housing market were in the range of $400-$500 million per year.

Of course, it is unclear when such a recovery will occur and how rapidly homebuilding activities will resume. It is possible that MDC may need to request an additional exemption should the demand for new housing not recover in the coming months and the return on Government securities and money market funds remain at depressed levels.

[3]

Recently, MDC invested $100 million in the JP Morgan Strategic Income Opportunities Fund with the objective of prudently obtaining increased yield. MDC continues to remain in compliance with the 40% test.

III.	REASON FOR REQUESTING RELIEF

As outlined above, since its inception over 35 years ago, MDC has been and currently is a homebuilder. In order to compete successfully in the homebuilding industry, MDC needs the financial ability to move quickly to respond to market demand and take advantage of opportunities to acquire and develop real estate and build homes on the property, employing sizable amounts of capital. Given the recent economic downturn, MDC has not been able to profitably redeploy its cash flow into real estate and homes under construction.

MDC believes that it is in the best interest of its shareholders temporarily to maintain its capital in liquid form while waiting for stabilization of home prices and a turn-around in the homebuilding market. Prudent financial management dictates that MDC invest its cash temporarily at reasonable yields. MDC’s need to maintain large amounts of capital to meet its future anticipated requirements, together with its desire to achieve a reasonable rate of return while protecting its capital, has given rise to the circumstances that precipitated this Application.

Specifically, MDC believes it would be in the best interests of its shareholders for it to be able temporarily to invest a portion of its cash in the following types of securities (collectively, “Qualified Investments”):4

•	U.S. Treasury Bills, Notes;

•	GNMA securities;

•	Debt of, or insured or guaranteed by other agencies of the U.S. Government;

•	FNMA securities;

•	FHLMC securities;

•	Commercial Paper rated at least “A-1” by Standard and Poor’s or “P-1” by Moody’s Investor Services;

•	Commercial Paper issued by U.S. and foreign commercial banks or savings and loan associations which have an established credit relationship with MDC;

•	Dutch Auction Preferred Stocks (DAPS) rated at least “AA” by Standard and Poor’s or “Aa2” by Moody’s Investor Services;

•

Certificates of Deposit issued by U.S. and foreign commercial banks or savings and loan associations whose long-term debt rating is at least single “A” by Standard and Poor’s or “A2” by Moody’s Investor Service or whose short-term debt is rated at least “A-1” by Standard and Poor’s or “P-1” by Moody’s Investor Service, or if such an institution is a subsidiary, then its parent corporation must have such a rating;

[4]

These investments shall be further limited to the extent necessary to comply with any relevant convenants that may be contained in any of MDC's significant financing agreements, indentures, and similar arrangements.

Although Certificates of Deposit may be considered cash items depending on all of the facts and circumstances (see Rule 3a-1 Adopting Release, infra note 5, at pp.2-3), MDC is treating its Certificates of Deposit as investment securities for purposes of this analysis.

MDC also invests in shares of money market funds. The Commission staff has indicated that investments in money market mutual funds may be treated as cash items rather than investment securities for purposes of the 40% test under Section 3(a)(1)(C). See Willkie Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000). MDC accordingly has not included its money market fund holdings in its calculation of either investment securities or total assets.

•	Certificates of Deposit issued by U.S. and foreign commercial banks or savings and loan associations which have an established credit relationship with MDC;

•	Banker’s acceptances issued by financial institutions that meet the requirements for Certificates of Deposit;

•	Eurodollar and U.S. dollar Time Deposit issued by financial institutions that meet the requirements for Certificates of Deposit;

•	Eurodollar and U.S. dollar Time Deposit issued by financial institutions which have an established credit relationship with MDC;

•	Repurchase agreements collateralized by any otherwise acceptable securities as defined above;

•	Money market and cash accounts, government Money Market Mutual Funds, and any other Money Market Mutual Fund through financial institutions deemed acceptable by MDC’s management; and

•	Direct investments in predominantly fixed income securities and investments in mutual funds, trusts, and other similar investment vehicles that predominantly invest in fixed income securities.

MDC’s board has authorized its investment in these types of securities. The requested relief would enable MDC to invest a higher percentage of its assets in Qualified Investments that would be deemed “investment securities” under the Act.

MDC would structure the maturities of the permitted investments to meet the Company’s expected liquidity needs as the housing market revives and the MDC Notes become due. MDC also will continue to hold cash items and U.S. government securities in order to have liquid assets available to meet immediate cash needs for investment in real estate, construction of new homes, other operational needs, and service of the MDC Notes. In this way, MDC would be in a position to respond quickly to market demand and use cash for the purchase of land as opportunities arise, yet earn a higher yield until those opportunities arise.

As a result of the investment activity under consideration, more than 40% of MDC’s total assets might consist of “investment securities”, and MDC might be deemed an “investment company” under Section 3(a)(1)(C) of the Act. However, MDC has never been, is not now, and does not propose to be primarily engaged in the business of “investing, reinvesting, owning, holding or trading in securities” within the meaning of the Act. Therefore, under Section 3(b)(1) of the Act, MDC should not be considered an investment company for purposes of the Act. However, in the event that MDC might be deemed an “investment company” as a result of the proposed investment, MDC submits this Application for an order pursuant to Section 6(c) of the Act exempting MDC from all provisions of the Act until the earlier of one year from the date the requested Order is issued or the date Applicant no longer may be deemed an investment company.

IV.	DISCUSSION

Section 3(a)(1)(C) of the Act defines an “investment company” as an issuer that “owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” Because the Act was not intended to regulate industrial or manufacturing companies, Sections 3(b)(1) exempts from the foregoing definition issuers “primarily engaged in a business…other than that of investing…or trading in securities….”

In Tonopah Mining Co., 26 S.E.C. 426 (1947) (“Tonopah”), the Commission set forth a five-factor test to help resolve the factual issue concerning the nature of an issuer’s business for purposes of determining whether a company had become an “investment company” under the Act.

If MDC were to acquire investment securities with a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis, application of the Tonopah five-factor test compels the conclusion that MDC is not an investment company under Section 3(b)(1) because MDC is primarily engaged in the homebuilding business and is actively seeking to deploy its capital in homebuilding related activities. In addition, even in circumstances in which more than 40% of MDC’s assets might be deemed “investment securities,” the issuance of an order under Section 6(c) would be in the public interest and consistent with the protection of investors and the purposes of the Act.

A.	Applicable Statutory and Regulatory Provisions

Under the Act, an issuer meeting one or more of the following conditions is considered an “investment company” under section 3(a)(1), unless it qualifies for an exception under the statute or by rule or the Commission grants an order providing an exemption:

(A) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(B) it is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C) it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and it owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

“Investment securities” is defined in Section 3(a)(2) as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Sections 3(c)(1) or 3(c)(7) of the Act].” “Government securities” are defined in Section 2(a)(16) of the Act generally as those securities issued or guaranteed by the United States or its authorized instrumentality (15 U.S.C. §80a-2(a)(16)).

Notwithstanding Section 3(a)(1)(C), under Section 3(b)(1) of the Act companies primarily engaged, directly or through wholly-owned subsidiaries, in activities other than that of investing, reinvesting, owning, holding or trading in securities are not deemed “investment companies”.

Also, Section 6(c) of the Act expressly authorizes the Commission, by order upon application, to exempt any person from any provision or provisions of the Act, or any rule or regulation thereunder, if and to the extent that such an exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.5

[5]

MDC does not believe that it can rely on any of the exemptive provisions of the Act or the rules thereunder. Rule 3a-1 under the Act, which provides a safe harbor, would be inapplicable because the proposed investment could cause MDC to exceed the 45% asset test under that Rule. And Rule 3a-2, the so-called “transient investment company” rule, is unavailable, because MDC’s cash and cash equivalents have comprised more than 50% of the value of its total assets for over one year.

B.	MDC Should Not Be Considered an Investment Company for Purposes of the Act

As explained in Section B.1., below, MDC is not, and does not hold itself out as being, primarily engaged in the business of investing, reinvesting or trading in securities within the meaning of section 3(a)(1)(A) of the Act. MDC also is not engaged in the business of issuing face-amount certificates of the installment type within the meaning of section 3(a)(1)(B) of the Act. Accordingly, neither subparagraph (A) nor (B) of section 3(a)(1) of the Act applies. As explained above, if the proposed relief is granted, MDC might temporarily exceed the 40% test under Section 3(a)(1)(C) and therefore arguably might be deemed an investment company. However, a review of MDC’s history, public disclosures, business and operations compels the conclusion that MDC nonetheless should be deemed primarily engaged in a non-investment company business.

1.	MDC Is “Primarily Engaged” in a Business Other than Investing in Securities

As provided in section 3(b) of the Act and explained in Tonopah, whether MDC is ultimately subject to the Act turns on whether it is “primarily engaged” in a non-investment company business. In Tonopah, the Commission set out five criteria for resolving this issue: (1) the company’s historical development; (2) its public representations of policy; (3) the activity of its officers and directors; (4) the nature of its present assets; and (5) the sources of its present income. The Commission has stated that when a company satisfies the five factor test, “it would not appear necessary or appropriate in the public interest for the Commission to regulate such a company under the Act.”6 In applying the five factor Tonopah test, the nature of the issuer’s assets is not the sole or most important factor; rather all of the factors should be considered, particularly how the issuer holds itself out to investors.7 Applying each of the Tonopah factors, it is clear that MDC is primarily engaged in a non-investment company business.

Historical Development. MDC has been a homebuilder for over three decades. Based on market capitalization, MDC has become one of the ten largest public homebuilders in the United States.

The following is a summary of significant events in MDC’s history:

1972	The Company was founded as Mizel Development Corporation in January with $50,000 in capital and completed the initial public offering in May 1972, as a real estate development and construction business.

1977	Created Richmond Homes Limited and entered the Colorado homebuilding market.

1983	Created HomeAmerican Mortgage Corporation, entered the Arizona homebuilding market through the acquisition of Cavalier Homes of Arizona and entered the Florida* homebuilding market through the acquisition of Olin American of Florida.

1984	Listed on the NYSE.

1985	Entered the Northern and Southern California homebuilding markets and expanded these operations through the acquisition of Ponderosa Homes of Southern California.

1986	Entered the Texas* and suburban Washington D.C., including Maryland and Virginia, homebuilding markets through the acquisition of Wood Bros. Homes, Inc.

1987	Entered the Nevada homebuilding market.

1995	Expanded our Southern California operations through the purchase of the assets of Mesa Homes, thereby significantly increasing our presence in the Inland Empire.

1996	Expanded our Nevada operations through the purchase of the assets of Longford Homes.

2002	Entered the Utah homebuilding market through the purchase of the assets of John Laing Homes in Salt Lake City and re-entered the Texas* homebuilding markets.

[6]

See Certain Prima Facie Investment Companies, Investment Company Act Rel. No. 10937 (Nov. 13, 1979), at n.27, as adopted by Investment Company Act Rel. No. 11551, 1981 SEC LEXIS 2277 (January 14, 1981), effective January 22, 1981, 46 F.R. 6879 (hereinafter the “Rule 3a-1 Adopting Release”).

[7]	SEC v. National Presto Industries, Inc., 486 F.3d 305, 315 (7th Cir. 2007).

2003	Entered the Pennsylvania and Illinois homebuilding markets, and re-entered the Florida* homebuilding market through the purchase of the assets of Crawford Homes, Inc.

2005	Expanded our California operations by acquiring control of approximately 1,200 finished residential lots in the Central Valley of California from Del Valle Homes.

*	We ceased homebuilding operations in Florida and Texas in 1988 and 1990, respectively, re-entered in 2002 and 2003, respectively, and ceased operations in Texas in 2007.

As outlined above, MDC started with $50,000 in 1972 and has built the market capitalization of its homebuilding business to approximately $1.4 billion. Today, it is one of the largest public homebuilders in the country. Over the last five fiscal years alone (2004 through 2008), MDC has closed on the sale of 13,876, 15,307, 13,123, 8,195 and 4,488 homes, respectively. Over the 35+ years that it has been a homebuilder, MDC has sold more than 150,000 homes.

MDC’s Public Representations. MDC has never held, and does not now hold itself out as an investment company within the meaning of the Act. In its Commission filings, press releases, marketing materials and on its internet website (www.mdcholdings.com), MDC consistently represents to its stockholders and to the public that it is “one of the largest homebuilders in the United States,” its subsidiaries have “homebuilding divisions across the country” and “[s]ince 1972, MDC’s subsidiary companies have built and financed the American dream for more than 150,000 families.”

For example, MDC’s website states that:

Since 1972, MDC has built and financed the American dream for more than 150,000 families. MDC’s commitment to customer satisfaction, quality and value is reflected in each home its subsidiaries build. As one of the largest homebuilders in the United States, the Company has homebuilding divisions across the country, including Colorado, Salt Lake City, Las Vegas, Phoenix, Tucson, California, Northern Virginia, Maryland, Philadelphia/Delaware Valley and Jacksonville. The Company also provides mortgage financing, insurance and title services, primarily for MDC homebuyers, through its wholly owned subsidiaries, HomeAmerican Mortgage Corporation, American Home Insurance Agency and American Home Title and Escrow, respectively. M.D.C. Holdings, Inc. is traded on the New York Stock Exchange under the symbol “MDC.”

In its 2008 Form 10-K, MDC provided the following description of its business:

We have two primary operations, homebuilding and financial services. Our homebuilding operations consist of wholly-owned subsidiary companies that generally purchase finished lots for the construction and sale of single-family detached homes to first time and first-time move-up homebuyers under the name “Richmond American Homes.” Our homebuilding operations are comprised of many homebuilding subdivisions that we consider to be our operating segments. Homebuilding subdivisions in a given market are aggregated into reportable segments as follows: (1) West (Arizona, California and Nevada); (2) Mountain (Colorado and Utah); (3) East (Maryland and Virginia, which includes Virginia and West Virginia); and (4) Other Homebuilding (Florida, Delaware Valley, which includes Pennsylvania, Delaware and New Jersey, Illinois and Texas, although we began to exit the Illinois market during the 2008 third quarter and we completed our exit of the Texas market during 2007).

Our Financial Services and Other segment consists of HomeAmerican Mortgage Corporation (“HomeAmerican”), which originates mortgage loans primarily for our homebuyers, American Home Insurance Agency, Inc. (“American Home Insurance”), which offers third-party insurance products to our homebuyers, and American Home Title and Escrow Company (“American Home Title”), which provides title agency services to the Company and our homebuyers in Colorado, Florida, Maryland, Nevada, Virginia and West Virginia. This segment also includes Allegiant Insurance Company, Inc., A Risk Retention Group (“Allegiant”), which provides to its customers, primarily many of our homebuilding subsidiaries and certain subcontractors of these homebuilding subsidiaries, general liability coverage for construction work performed associated with closed homes, and StarAmerican Insurance Ltd. (“StarAmerican”), a Hawaii corporation and a wholly-owned subsidiary of MDC. StarAmerican has agreed to re-insure: (1) all claims pursuant to two policies issued to the Company by a third-party; and (2) pursuant to agreements beginning in June 2004, all Allegiant claims in excess of $50,000 per occurrence, up to $3.0 million per occurrence, subject to various aggregate limits, not to exceed $18.0 million per year.

MDC generally does not make public representations regarding its investment securities. The only public disclosures that MDC generally makes regarding its investment securities are those contained in its periodic reports and made in compliance with the disclosure requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and press releases reporting those results.8 The investor relations page of MDC’s website does not mention investment securities. The disclosures do not characterize investing in securities as a primary activity of MDC.

Activities of Officers and Directors. MDC’s officers and inside directors spend substantially all of their time managing MDC’s homebuilding operations and related mortgage and insurance activities. MDC’s Board of Directors consists of eight members, two of whom are inside directors. None of the directors spends or proposes to spend any significant portion of the time such director devotes to MDC on MDC’s securities investments, other than such time as is appropriate to comply with oversight responsibilities.

MDC’s four named executive officers, spend an insubstantial amount of their time on MDC’s cash balances and short-term investment securities. Of MDC’s nine other officers at or above the vice president level, only one, the Treasurer, spends time on cash balances and investments (estimated as less than 30% of his time). Other than one outside director, who is a member of a private investment management firm, none of MDC’s officers or directors has a background in professional securities management.9

[8]	See e.g., Form 10-K for MDC for fiscal year ended December 31, 2009 (File No. 2-8951).

[9]

Biographical information for the directors and executive officers is set forth on pages 12-14 and 17 of MDC’s 2009 proxy statement, which was filed with the Commission on March 2, 2009, and in the Form 8-K filed with the Commission on July 1, 2009.

In addition, MDC and its subsidiaries employ over 1,000 persons in eleven states across the country. Only three of its employees (other than the officer identified above) – all in the Treasury function — spend more than 1% of their time on matters relating to the management of MDC’s investment securities. The primary functions of the remaining employees include land acquisition and development, home construction, purchasing, sales and marketing, customer service, mortgage lending, insurance and title services, accounting and internal audit, legal, human resources, payroll, information technology, training and development and office staff. MDC’s cash management activities are managed internally by its Treasury department.

Nature of MDC’s Assets. As discussed more fully above, MDC’s primary business is its homebuilding operations, which requires it to employ a substantial amount of assets to fund its acquisition of land, construction of homes and related operations, as well as its infrastructure. Due to the economic downturn, as outlined above, its cash and cash equivalents have significantly increased, due to the development and sale of its inventories and the greatly reduced acquisition of new land. At the same time, its inventories have not only decreased due to their development and sale in the course of MDC’s homebuilding business, but also due to the asset impairments that have resulted from the economic downturn. Meanwhile, MDC is working to preserve its cash resources in preparation for an eventual market recovery and the resulting need for substantial capital resources.

Accordingly, as of the end of the 2009 third quarter, MDC owned investment securities (as defined in Section 3(a)(2) of the Act) valued at $182 million, representing approximately 24% of MDC’s total assets (excluding Government securities and cash items) of $746 million. As of that time, MDC’s investment securities consisted of bank CDs, bank time deposits, commercial paper, bankers’ acceptances, and corporate fixed rate obligations. As this listing indicates, MDC does not engage in speculative short-term trading in securities.

As of September 30, 2009, MDC’s non-investment security assets consisted of (on an unconsolidated basis as per the Act): investment in operating subsidiaries, $79.2 million or 4% of total assets;10 notes payable from operating subsidiaries, $400.7 million or 19% of total assets; other non-financial assets, $77.0 million or 4% of total assets; cash and cash equivalents, $1.358 billion or 63% of total assets; U.S. Treasuries, $9.9 million or less than 1% of total assets; and agency fixed rate obligations, $26.0 million or 1% of total assets. The cash and cash equivalents and government securities are not included in the value of MDC’s total assets for purposes of the 40% test under Section 3 of the Act. This fact, coupled with the impairments of and reductions in MDC’s inventories, increases the percentage of MDC’s assets comprised of investment securities for purposes of the 40% test under Section 3. However, in fact, investment securities are only 8% of MDC’s unadjusted total assets.

[1][0]

MDC’s interest in its insurance company subsidiaries and mortgage subsidiary are not investment securities because they are not investment companies under Section 3(c)(3) and 3(c)(5) of the Act, respectively. MDC’s other operating subsidiaries are not investment companies under Section 3(a) of the Act.

Sources of MDC’s Income and Nature of Its Revenues. As described in Part II of the Application, MDC earns revenues primarily from the sale and closing of homes. It also earns revenue from land sales, sales of mortgage loans that HomeAmerican originates, mortgage broker origination fees, insurance revenue, title insurance and other revenue, sale of other assets and interest income. MDC uses the revenue to fund its homebuilding operations, infrastructure, debt service and shareholder dividends.

For the 2008 and 2007 fiscal years, MDC had operating losses and net losses after taxes. The Commission has, in appropriate cases, considered a company’s sources of revenue in addition to, or in place of, its sources of net income to evaluate whether a company meets the Tonopah standards.11 Since MDC has been in a net loss position due to the economic downturn, net income does not accurately reflect the extent of MDC’s operating activities. Its activities as an operating company are more appropriately analyzed by looking at its revenues on a consolidated basis.12

For the four fiscal quarters ended on December 31, 2008, MDC’s revenue from home closings was $1.4 billion compared to interest of $35.8 million on its investments.

[11]

See Certain Research and Development Companies, Investment Company Act Rel. No. 206077 (June 16, 2003) (adopting Rule 3a-8); Pacificare of Arizona, Inc., Investment Company Act Rel. Nos. 26643 (Oct. 25, 2004)(notice) and 26679 (Nov. 22, 2004) (Orders under Sections 3(b)(2) and 45(a) under the Act); Russian Telecommunications Development Corporation, Investment Company Act Rel. Nos. 25249 (Oct. 31, 2001) (notice) and 25298 (Nov. 26, 2001) (order).

[12]	Revenues of MDC's subsidiaries were consolidated for purposes of this discussion. MDC consolidates its subsidiaries when preparing its financial statements in accordance with GAAP.

During the same period, MDC’s investment-related expenses were nominal (essentially consisting of a portion of the personnel expenses of the Treasury personnel referenced above) compared with $1.9 billion of total operating costs and expenses. MDC expects that as its business continues in the future, the percentage of its total revenues derived from operating activities will ordinarily be over 95% and the percentage derived from investments will ordinarily be under 5%.

MDC expects to continue using this revenue in the future to fund its current and future operations. Since the substantial majority of MDC’s revenues are attributable to its operations, rather than investments, MDC’s revenues support a determination that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

As discussed above, all of the Tonopah factors support the conclusion that MDC is not an investment company pursuant to Section 3(b)(1). A temporary investment of a portion of the cash reserves in investment securities would not change any of these considerations. Accordingly, under National Presto,13 MDC would still be deemed not to be an investment company in reliance on Section 3(b)(1). However, even if MDC were deemed unable to rely on Section 3(b)(1), granting the relief requested by MDC would be in the public interest and consistent with the protection of investors and the policies underlying the Act.

[13]	Note 7, supra.

2.	The Commission’s Published Orders Under Section 6(c) Support Granting the Requested Exemptive Order to MDC

The Commission has issued numerous orders under Section 6(c) involving companies with a history of operations, public representations, officer and director participation, asset character and income character comparable to MDC’s, including: Completel Europe, N.V., Investment Company Act Rel. Nos. 24,586 (July 28, 2000) (notice) and 24,623 (Aug. 28, 2000) (order); Allegiance Telecom, Inc., Investment Company Act Rel. Nos. 23,837 (May 13, 1999) (notice) and 23,863 (June 8, 1999) (order); CD Radio Inc., Investment Company Act Rel. Nos. 23,514 (Nov. 2, 1998) (notice) and 23,577 (Nov. 30, 1998) (order).

In each of these orders, exemptions under Section 6(c) were granted to companies that had substantial amounts of cash assets that they had been unable to invest in their operating businesses for a substantial period of time. In those cases, the cash accumulation resulted from uninvested offering proceeds, unlike here, where MDC has a temporary increase in cash assets from the impact of the current extraordinary economic crisis on the housing market and the homebuilding business in which MDC is engaged. However, we do not believe that this difference detracts from the need for or the appropriateness of the requested relief, in light of the showing discussed above that the requested relief would be in the best interests of MDC’s shareholders. Indeed, the case for granting relief to MDC is even stronger than it was in those cases, in light of MDC’s substantial history of and current focus on its primary business, homebuilding.

Indeed, by way of comparison, the Commission has issued orders under Section 3(b)(2) of the Act declaring that companies are not investment companies where the companies in question had considerably shorter operating histories, considerably fewer assets involved in industrial operations, considerably lower profits from operations, and considerably greater investment securities (as a percentage of assets), when compared to MDC. See, e.g., M.A. Hanna Company, 10 S.E.C. 581 (1941) (Commission granted Section 3(b)(2) relief to a mining company that had 72% of its assets classified as investment securities); and ICOS Corporation, Investment Co Act Rel. No. 19334 (March 16, 1993) (Commission granted Section 3(b)(2) relief to ICOS, which had investment revenues constituting 50-67% of its overall revenues during the four quarters preceding the filing of its application and investment assets constituting 67% of its overall assets for the balance sheet prepared prior to the filing of its application). MDC no less should be considered principally engaged in a business other than investment.

3.	An Order Under Section 6(c) Would Be in the Public Interest and Consistent with the Protection of Investors and the Policies Underlying the Act

As discussed above in Section II.E., if the Commission were to decline to grant the relief requested in this Application, MDC would be faced with three main alternative courses of action: (i) substantial investment in land and other hard assets before a housing recovery is underway; (ii) repayment of the MDC Notes, in whole or in part; or (iii) continual allocation of a substantial portion of its assets in low yielding cash and cash equivalents.

All these alternatives currently would be either impractical or not in the best interest of MDC’s shareholders. Prematurely increasing MDC’s land sales would risk potential losses if the recovery is delayed or the housing market further declines. Repayment of the MDC Notes could constrain MDC’s liquidity and flexibility, which is the opposite of what MDC seeks to achieve. Locking MDC into low yielding cash and cash equivalent would present costly consequences to MDC, as these assets currently do not generate sufficient revenues to service the interest payments on the MDC Notes.14

MDC is not seeking to allocate its cash reserves in high risk investments. Rather, MDC is seeking only the ability to invest in prudent investments that will generate increased yields, so it will have the flexibility to manage its capital in the best interests of its stockholders until the housing market and homebuilding business recover and MDC can redeploy its cash and other financial assets into land and home construction.

Compliance with the Act’s registration and other requirements would advance no clear public purpose and potentially entail even greater costs and harm to MDC and its shareholders.

No Meaningful Protection to Stockholders. MDC already provides meaningful reporting to its shareholders. MDC has a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and therefore is subject to the reporting requirements under the 1934 Act. Furthermore, MDC’s common stock is traded on the NYSE and MDC must comply with the NYSE’s additional reporting requirements. As a result, MDC’s stockholders and potential investors in MDC have regular access to current information concerning its operations. Thus, requiring MDC to register under the Act would not materially improve the nature, quality or quantity of the information about MDC presently received by or available to its stockholders or potential investors.

[14]

Compliance with the registration and regulatory requirements, a possible fourth alternative, would be impractical given MDC’s operations and structure, and uneconomic in light of MDC’s focus on homebuilding.

Misleading Presentation of Financial Information. The manner of presentation required for investment company financial reports differs materially from the methodology employed by MDC and prescribed by GAAP. See 17 C.F.R. §§ 210.6-01 to 210.6-10. Investment company financial statements report assets at their current fair market values. MDC would incur costly changes in its financial reporting if it were required to register under the Act. The required changes to its financial reporting would include a change in the format of existing financial statements and the preparation of additional statements required for investment companies. This could well be misleading to MDC’s stockholders, who expect a homebuilder to prepare financial statements in accordance with GAAP requirements applicable to homebuilders. In addition, preparation of consolidated financial information in accordance with investment company practice would make MDC’s financial information incompatible with other entities within the homebuilding industry.

Expensive and Burdensome Regulation. To require MDC, a company not primarily in the business of investing in securities, to comply with the regulatory provisions of the Act would be expensive, burdensome and contrary to the best interests of its stockholders – who invested in MDC as a homebuilder and not as an investment company. Compliance with the Act would require MDC to devote considerable financial, administrative and legal resources to convert its financial and disclosure system to meet the requirements of the Act, and to create internal administrative systems to generate financial statements and reports that comply with the Act. Additional resources also would be needed to establish, implement and maintain procedures to comply with the compliance program and recordkeeping rules under the Act. These significant new burdens on MDC’s financial and personnel resources could impact its management and profitability. Compliance with these requirements could significantly detract from MDC’s ability to manage its homebuilding operations.

Forced Changes in MDC’s Business. The imposition of the Act’s regulatory scheme upon MDC would also cause material changes in its operating strategies. MDC would be restricted as to all future borrowings by the asset-coverage requirements in Section 18(a) of the Act. In addition, Section 12(d) of the Act would severely limit MDC’s ability to invest in the securities of other investment companies, including the possibility of using an unaffiliated money market fund for cash management. Sections 18 and 23 together would severely limit the corporate financing alternatives otherwise normally available to MDC. Furthermore, Section 17 and 18 restrict the range of incentive compensation arrangements that may be offered to officers, directors and employees, and specifically prohibit the issuance of any stock options to these groups. Stock options are an effective form of incentive and means for aligning employee’s interests with those of stockholders in general. MDC believes that a prohibition on the issuance of stock options in particular would lead potentially to the loss of key employees and other adverse consequences, negatively affecting stockholder returns.

The aggregate effect of these types of changes on MDC’s business strategy would materially change the character of MDC in ways its stockholders never contemplated when making their investments in MDC – causing considerable harm to the stockholders. MDC’s stockholders would no longer own interests in a homebuilder, but instead in a company forced to operate like an investment company. Moreover, as demonstrated above, MDC would experience substantially higher costs in complying with the Act and would experience material disruption of its homebuilding business.

V.	RELIEF REQUESTED

For the above reasons, MDC respectfully requests an order of the Commission, pursuant to Section 6(c) of the Act, declaring that, subject to the conditions set forth in Section VI below, it is exempt from all provisions of the Act until the earlier of one year from the date of the requested order is issued or the date MDC no longer may be deemed to be an investment company.

VI.	CONDITIONS

MDC agrees that any order granting the requested relief will be subject to the following conditions:

1. MDC will not purchase or otherwise acquire any investment securities other than Qualified Investments;

2. MDC will refrain from investing or trading in securities for short-term speculative purposes;

3. MDC will not hold itself out as being engaged in the business of investing, reinvesting, owning, holding or trading in securities; and

4. MDC will allocate and utilize its accumulated cash and securities for the purpose of funding its homebuilding and home financing businesses, including servicing the MDC Notes and other business operations, and investment in Qualified Investments as permitted under the order.

VII.	PROCEDURAL MATTERS

A.	Communications

Pursuant to Rule 0-2(f) under the Act, MDC states that its address is 4350 S. Monaco Street, Denver, CO 80237. MDC further states that all communications or questions should be directed to Christopher M. Anderson, Senior Vice President and Chief Financial Officer, 4350 S. Monaco Street, Denver, CO 80237, with a copy of written communications to each of (a) Michael Touff, Senior Vice President and General Counsel, 4350 S. Monaco Street, Denver, CO 80237, and (b) Christopher S. Petito, Esq., Dewey & LeBoeuf, LLP, 1101 New York Avenue, NW, Washington D.C. 20005.

B.	Authorization

Pursuant to Rule 0-2(c)(1) under the Act, MDC hereby states that the officer signing this Application on its behalf is fully authorized to do so, that under the provisions of its Certificate of Incorporation, responsibility for the management of its affairs and business is vested in its Board of Directors, that by resolution (a copy of which is attached as Exhibit A), the Board of Directors has authorized any officer to prepare or cause to be prepared and to execute and file with the Commission the Application and any amendments thereto, and that Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

C.	Verification

The verification required by Rule 0-2(d) under the Act is attached as Exhibit B hereto.

*        *        *

MDC requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

December 30, 2009	Respectfully submitted,

M.D.C. HOLDINGS, INC.

	By:	/s/ Christopher M. Anderson
	Name:	Christopher M. Anderson
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit A	—	Resolutions of the Board of Directors

Exhibit B	—	Verification

EXHIBIT A

Secretary’s Certificate

I, Joseph H. Fretz, Secretary and Corporate Counsel of M.D.C. Holdings, Inc., a Delaware corporation (the “Company”) do hereby certify that:

Attached as Appendix 1 is a true and complete copy of resolutions duly adopted by the Board of Directors of the Company at a meeting held on November 23, 2009, at which a quorum was present and acting throughout. Such resolutions have not been amended or revoked and are in full force and effect on the date hereof.

In witness whereof, I have signed this Certificate on this 30th day of December, 2009.

/s/ Joseph H. Fretz
Joseph H. Fretz

APPENDIX 1

Resolutions of the Board of Directors of

M.D.C. Holdings, Inc.

WHEREAS, the Company’s has two primary operations: (1) homebuilding (“Homebulding”), consisting of wholly-owned subsidiary companies that generally purchase finished lots or lots requiring minimal land development for the construction and sale of single family detached homes to first-time and first-time move-up homebuyers under the name “Richmond American Homes;” and (2) financial services (“Financial Services”), consisting of mortgage lending and insurance operations related to homebuilding operations; and

WHEREAS, the Company does not intend to engage in the business of investing, reinvesting, owning, holding or trading in securities, or to otherwise operate in any way as an “investment company” (as such term is defined in the Investment Company Act of 1940); and

WHEREAS, the Board desires to confirm that the objective of the Company’s financial management policies has been and shall continue to be to preserve the Company’s capital in furtherance of the Company’s primary business activities; now therefore

BE IT RESOLVED, that the Board hereby confirms that: (a) the Company’s primary business operations consist of Homebuilding and Financial Services; (b) the Company does not intend to operate in any way as an “investment company”; (c) notwithstanding any changes to the composition of the Company’s assets as a result of business and economic conditions, the objective of the Company’s financial management policies has been and shall continue to be to preserve the Company’s capital in furtherance of its primary business operations; and (d) it is the Company’s intention to redeploy its cash reserves and investments into its primary business operations at the earliest possible time consistent with prudent business judgment; and

RESOLVED, that the officers of the Company be, and they hereby are authorized and directed, jointly and severally, for and in the name and on behalf of the Company, to execute and deliver any and all documents, and to take any and all steps and do any and all things that they may deem advisable in order to effectuate the purposes of the foregoing resolutions, including the filing of exemption applications under the Investment Company Act of 1940.

EXHIBIT B

VERIFICATION

State of Colorado	)
)
	)	ss
)
County of Denver	)

The undersigned, being first duly sworn, deposed and says that he has duly executed the attached Application, dated December 30, 2009, for and on behalf of M.D.C. Holdings, Inc.; that he is the Senior Vice President and Chief Financial Officer of M.D.C. Holdings, Inc., and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Christopher M. Anderson
Name:	Christopher M. Anderson
Title:	Senior Vice President and
Chief Financial Officer

Signed and sworn to before me on December 30, 2009.

(seal or stamp)

/s/ Dona McBryde
Dona McBryde
NOTARY PUBLIC in and for the
State of Colorado

My commission expires on:

October 14, 2012